Media Release 18 May 2021

Exhibit 99.3
James Hardie Industries Announces Record Fourth Quarter
And Fiscal Year 2021 Results

Global Net Sales +20% to US$807.0 Million for the Fourth Quarter
Global Adjusted EBIT +43% to US$173.1 Million for the Fourth Quarter
Adjusted Net Income (NOPAT) +44% to US$124.9 Million for the Fourth Quarter
Every Operating Region Delivered Double-Digit Net Sales and Double-Digit EBIT Growth for the
Fourth Quarter
Global Net Sales +12% to US$2.9 Billion for the Fiscal Year
Global Adjusted EBIT +29% to US$629.0 Million for the Fiscal Year
Adjusted Net Income (NOPAT) +30% to US$458.0 Million for the Fiscal Year
Operating Cash Flow +74% to US$786.9 Million for the Fiscal Year
Fiscal Year 2022 Adjusted Net Income Guidance Range of US$520 Million to US$570 Million

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, announced record results for its fourth quarter and fiscal year ending 31 March 2021.

Fourth Quarter Fiscal Year 2021 Highlights, Compared to Fourth Quarter Fiscal Year 2020, as Applicable:

•North America Fiber Cement Segment Net Sales increased +17% to US$555.3 Million and Adjusted EBIT increased +27% to US$152.9 Million in US Dollars, with Adjusted EBIT margin expansion of 220 basis points to 27.5%
•Europe Building Products Segment Net Sales increased +12% to €104.6 Million and EBIT increased to €15.7 Million in Euros, with record EBIT margin of 15.0%
•Asia Pacific Fiber Cement Segment Net Sales increased +11% to A$162.6 Million and Adjusted EBIT increased +46% to A$43.7 Million in Australian Dollars, with EBIT margin expansion of 630 basis points to 26.8%
•Group Adjusted EBIT margin of 21.4%, an expansion of 340 bps

James Hardie CEO, Dr. Jack Truong, said, “I am proud of our globally integrated team’s ability to close out the fiscal year with a fourth quarter of exceptionally strong results. We have now delivered eight consecutive quarters of consistent profitable growth, including record financial results each of the past three quarters. Our performance in fiscal year 2021 marked a significant step change across multiple facets of our Global Company that allowed us to deliver this consistent profitable growth on an expanding global scale. Over the past twelve months, we were able to accelerate our strategy: (i) to unlock capacity and increase efficiency in our global manufacturing network through LEAN initiatives, and (ii) to better integrate our supply chain with our customers, which collectively drove consistent market share gains in all three regions.”

“Partnering more closely with our customers has resulted in eight straight quarters of above market growth with strong returns. LEAN initiatives are improving the quality and efficiency of our world-class manufacturing capabilities, which contributed a meaningful portion of the 340 basis point Adjusted EBIT margin expansion in fiscal year 2021. Our integrated approach connecting our supply chain with market demand through our customers and to our LEAN network of plants led to increased sales with more efficient working capital which

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Media Release 18 May 2021

resulted in a 74% increase in our operating cash flow to US$786.9 million. We have met and surpassed all of the goals that we set for our Company in February 2019,” added Dr. Truong.

Dr. Truong continued, “Our expanded focus for fiscal year 2022 and beyond is to execute on the three strategic initiatives that we introduced in February 2021. This includes commercializing global product innovation, further penetrating into existing and new market opportunities, and extending the James Hardie brand from a premium professional brand into a market-leading consumer brand. We are on or ahead of plan for each of these initiatives. This month, we are launching our first phase of innovation. This market-driven innovation represents a cornerstone of our organic growth potential in the coming years. In April, we began to roll out a global marketing campaign to create demand directly with homeowners to position James Hardie as the trusted brand of premium quality products that provide endless design possibilities. We continue to execute LEAN through our growing, global network of plants to continue to reduce variation, increase efficiency and improve quality to serve our customers better every day. We could not be more excited for our future and the opportunity to further convert our strategic vision into tangible benefits for homeowners, our customers, our employees, and shareholders.”

Fourth Quarter Fiscal Year 2021 Results Compared to Fourth Quarter Fiscal Year 2020 Results

Global Net Sales of US$807.0 million increased 20% while Global Adjusted EBIT increased 43% to US$173.1 million. Global Adjusted Net Income, formerly referred to as NOPAT, increased 44% to US$124.9 million, compared to US$86.6 million. Global Adjusted EBIT margin expanded 340 basis points to 21.4%, with continued operational improvement across all three regions: North America, Europe and Asia Pacific.

North America Fiber Cement Segment: Net sales increased 17% on continued strength in exterior volume growth of 12%, combined with improved price mix. LEAN manufacturing initiatives continued to generate improved performance across our North American manufacturing network, which helped to drive 27% Adjusted EBIT growth at a 27.5% margin. Dr. Truong remarked “The 17% Net Sales growth and 27% Adjusted EBIT growth in Q4 FY21 is truly an exceptional result, as it represents significant profitable growth on top of significant profitable growth. For reference, in Q4FY20, net sales increased 12% and Adjusted EBIT increased 26% vs Q4FY19.”

Europe Building Products Segment: Adjusted EBIT increased to €15.7 million in Euros, compared to €0.4 million, resulting in a significant expansion in Adjusted EBIT margin to 15.0%. The dramatic improvement was attributable to a net sales increase of 12% in Euros, a focus on gaining end user demand of our high value and high margin products, a decrease in production and distribution costs driven by LEAN manufacturing savings, and the improved supply chain integration with customers.

Asia Pacific Fiber Cement Segment: Adjusted EBIT grew 46% in Australian Dollars, generating an Adjusted EBIT margin of 26.8%, driven by a net sales increase of 11% combined with reduced production and distribution costs. The decision to consolidate Australia and New Zealand regional production volume into our two more efficient Australian plants has proven to be a key driver of margin expansion.

Capital Resources

We generated record operating cash flow of US$786.9 million in fiscal year 2021, up 74% compared to US$451.2 million in the prior fiscal year. The increase was a direct result of continuous improvement in our LEAN manufacturing performance, the integration of our supply chain with our customers, and strong profitable organic sales growth. Working capital improved by US$105.3 million during fiscal year 2021. We achieved global LEAN savings of US$107.4 million over the 24-month period since inception of LEAN, including US$78.1 million LEAN savings in North America.

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In January 2021, we used our strong cash position to voluntarily redeem our 4.75% senior unsecured notes due 2025 with a payment of US$409.5 million in principal and call premium, resulting in anticipated interest savings of approximately US$20 million per annum. Primarily due to the redemption, our gross debt balance decreased to US$868.3 million as of 31 March 2021, compared to US$1,370.7 million at 31 March 2020. We entered fiscal 2022 with a solid liquidity position of US$703.8 million, including cash on hand of US$208.5 million and a leverage ratio of 0.85x, as of 31 March 2021.

Capital Management

In April 2021, we paid a special dividend of US$0.70 cents per share to shareholders of record as of 19 February 2021. We intend to resume our ordinary dividend policy in fiscal year 2022, beginning with a first half fiscal year 2022 dividend to be declared in November 2021.

James Hardie CFO, Jason Miele, stated, “The fiscal year 2021 step-change in cash flow generation was an impressive testament to our ongoing efforts to transform James Hardie into a high-performing, world-class organization. Our ability to resume issuance of dividends earlier than expected, and our recent pay down of debt, affirm our confidence in continued strong cash generation moving forward. We believe our ability to drive profitable growth will expand as we commercialize global innovations into new markets and further penetrate the repair and remodel market. Our strong balance sheet and cash flows put us in an advantageous position to internally fund investments that extend our brand with consumers, expand our global capacity, and commercialize market-driven product innovations. We look forward to executing on all our capital allocation objectives to fuel the next chapter of our organic growth strategy in fiscal year 2022 and beyond.”

Outlook and Earnings Guidance

The Company is experiencing strong growth momentum in its businesses across all three regions. Residential and market growth in the USA is expected to continue. The Company is introducing its outlook for fiscal year 2022, ending 31 March 2022. Management expects fiscal year 2022 Adjusted Net Income to be between US$520 million and US$570 million. The comparable prior year Adjusted Net Income for fiscal year 2021 was US$458.0 million.

In addition to fiscal year 2022 Adjusted Net Income guidance, management has provided long-term targets (FY2022-FY2024) for annual Adjusted EBIT margin in each operating segment as follows:

•    North America    25% - 30%
•    Asia Pacific    25% - 30%
•    Europe        11% - 16%

James Hardie’s guidance is based on current estimates and assumptions and is subject to several known and unknown uncertainties and risks, including those related to the COVID-19 pandemic. James Hardie continues to assess the impacts and the uncertainties of the COVID-19 pandemic on the geographic locations in which it operates, and the continuing impact of the pandemic on the Company’s business and future financial performance remains uncertain.

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Key Financial Information

	Q4 FY21		Q4 FY20		Change	Full Year FY21		Full Year FY20		Change

Group (US$ millions)
Net Sales		$807.0		$673.2	20%		$2,908.7		$2,606.8	12%
Adjusted EBIT	173.1		121.0		43%		629.0		486.8	29%
Adjusted EBIT Margin	21.4%		18.0%		3.4 pts	21.6%		18.7%		2.9 pts
Adjusted Net Income	124.9		86.6		44%		458.0		352.8	30%
Operating Cash Flow							786.9		451.2	74%

North America Fiber Cement (US$ millions)
Net Sales		$555.3		$474.5	17%		$2,040.2		$1,816.4	12%
Adjusted EBIT	152.9		120.0		27%		588.0		470.5	25%
Adjusted EBIT Margin	27.5%		25.3%		2.2 pts	28.8%		25.9%		2.9 pts

Asia Pacific Fiber Cement (A$ millions)
Net Sales	A$	162.6	A$	146.1	11%	A$	635.2	A$	614.1	3%
Adjusted EBIT	43.7		29.9		46%		177.3		139.1	27%
Adjusted EBIT Margin	26.9%		20.5%		6.4 pts	28.0%		22.7%		5.3 pts

Europe Building Products (€ millions)
Net Sales		€104.6		€93.3	12%		€350.6		€334.2	5%
Adjusted EBIT	15.7		0.4		3,825%		35.9		14.9	141%
Adjusted EBIT Margin	15.0%		0.6%		14.4 pts	10.4%		4.5%		5.9 pts

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Further Information
Readers are referred to the Company’s Consolidated Financial Statements and Management’s Analysis of Results for the full year ended 31 March 2021 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Management Briefing for Analysts, Investors and Media
James Hardie will conduct a teleconference and audio webcast for analysts, investors and media on Tuesday 18 May 2021, 9:00am Sydney, Australia time (Monday 17 May 2021, 7:00pm New York City, USA time). Analysts, investors and media can access the management briefing via the following:
•Live Webcast: https://edge.media-server.com/mmc/p/aeqt82mb
•Live Teleconference Registration: https://s1.c-conf.com/diamondpass/10013759-prn8qg.html
All participants wishing to join the teleconference will need to pre-register by navigating to https://s1.c-
conf.com/diamondpass/10013759-prn8qg.html Once registered, you will receive a calendar invite with dial-in numbers and a unique PIN which will be required to join the call.
•Webcast Replay: Will be available two hours after the Live Webcast concludes at
https://edge.media-server.com/mmc/p/aeqt82mb

Use of Non-GAAP Financial Information; Australian Equivalent Terminology
This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net operating profit and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the full year ended 31 March 2021.

In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with GAAP, the Company provides investors with a table and definitions presenting cross-references between each GAAP financial measure used in the Company’s Consolidated Financial Statements to the equivalent non-GAAP financial measure used in this Media Release. See the sections titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the full year ended 31 March 2021.

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Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2021; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

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